FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2008

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Enersis S.A.
A Chilean Corporation (Sociedad Anónima Abierta)
Securities Register N°175

Santiago, April 1°, 2008
Ger. Gen. 68/2008

Mr. Guillermo Larraín R.
Superintendent
Superintendency of Securities and Insurance
Av. Lib. Bernardo O’Higgins 1449
Santiago

Dear Sir,

In accordance with Circular N°660/86 of that Superintendency, we enclose Anex N°1 which contains information regarding a minimum mandatory dividend and an additional dividend, that, together with Interim Dividend N°76 make up the Definitive Dividend N°77, whose distribution and payment has been agreed in the General Meeting of Shareholders of Enersis held on April 1°, 2008 .

Sincerely yours,

Ignacio Antoñanzas A.
Chief Executive Officer

c.c.:	Bolsa Comercio de Santiago
Bolsa Electrónica de Chile
Bolsa Corredores de Valparaíso
Comisión Clasificadora de Riesgo
Banco Santander Santiago– Representative of Bond Holders
Depósito Central de Valores
Gerencia Regional Finanzas
Gerencia Inversiones y Riesgos
Gerencia Regional Contabilidad
File

SUPERINTENDENCIA DE
VALORES Y SEGUROS
CHILE

USO INTERNO: OF. DE PARTES S.V.S.

FORMULARIO N°1
REPARTO DE DIVIDENDOS

0.01 Información original : SI	0.02 Fecha envío : 01 / 04 / 08 (DD MM AA)

1. IDENTIFICACION DE LA SOCIEDAD Y DEL MOVIMIENTO

Fecha de Envío
1.01 R.U.T. : 94.271.000-3 .	1.02 Form. original : 01 / 04 / 08 (DD MM AA)

1.03 Nombre de la Sociedad : ENERSIS S.A.
1.04 N° Registro de Valores : 0175 .	1.05 Serie afecta : UNICA .
1.06 Código Bolsa : ENERSIS .	1.07 Individualización del movimiento : 77 .

2. ACUERDO Y MONTO DEL DIVIDENDO

2.01 Fecha de acuerdo : 01/ 04 / 08 (DD MM AA)
2.02 Toma de Acuerdo : 1 . (1:Junta General Ordinaria de Accionistas / 2:Junta extraordinaria de accionistas / 3:Sesión de Directorio)
2.03 Monto del dividendo: 55.186.365.300	2.04 Tipo de moneda : $ -- .

3. ACCIONES Y ACCIONISTAS CON DERECHO

3.01 Número de acciones : 32.651.166.465	3.02 Fecha límite : 24 / 04 / 08 (DD MM AA)

4. CARACTER DEL DIVIDENDO

4.01 Tipo de dividendo: 2 . (1:Provisorio / 2:Definitivo mínimo obligatorio / 3 Definitivo adicional o eventual)
4.02 Cierre del Ejercicio: 31 / 12 / 07 (DD MM AA)
4.03 Forma de pago: 1 . (1:En dinero / 2:Optativo en dinero o acciones de la propia emisión / 3:Optativo en dinero o acciones de otras sociedades / 4:Otra modalidad)

5. PAGO DEL DIVIDENDO EN DINERO (sea en dinero u optativo en dinero o acciones)

5.01 Pago en dinero :1,69018 /acc.	5.02 Tipo de moneda : $ --.
5.03 Fecha de pago : 30 / 04 / 08 (DD MM AA)

6. REPARTO DEL DIVIDENDO OPTATIVO EN ACCIONES

6.01 Fecha de inicio : / / (DD MM AA)
6.02 Fecha término opción : / / (DD MM AA)
6.03 Fecha entrega títulos : / / (DD MM AA)
6.04 Serie a optar : ___________ (sólo si la opción es sobre acciones de la propia emisión)
6.05 Accs. post. movimiento: ___________ (sólo si la opción es sobre acciones de la propia emisión)
6.06 R.U.T. soc. emisora : ___________ (sólo si la opción es sobre acciones de las cuales la sociedad es titular)
6.07 Código bolsa : ___________.
6.08 Factor acciones : ___________ acciones a recibir por una acción c/derecho
6.09 Precio de la acción : ___________ /acc.	6.10 Tipo de moneda : $ .

7. OBSERVACIONES

Efectos Tributarios: El Crédito Tributario que pudiera tener este dividendo será comunicado oportunamente a los accionistas

Imputación Dividendo: Este dividendo se cargará contra las utilidades del ejercicio 2007 y corresponde al 30% de la utilidad líquida del ejercicio terminado al 31 de diciembre de 2007.

Horario, Lugar y Forma de Pago: A los accionistas que han conferido la autorización correspondiente, el dividendo les será depositado en la cuenta corriente o de ahorro bancaria del titular de las acciones. A los accionistas que hayan solicitado que se les envíe el dividendo por correo, éste les será despachado por cheque nominativo o vale vista por correo certificado al domicilio del accionista que figure en el Registro de Accionistas. Los accionistas que retiran su cheque o vale vista en forma directa, deberán hacerlo en días hábiles bancarios a contar del 30 de abril de 2008, en cualquiera de las sucursales del Banco de Crédito e Inversiones, BCI, a lo largo de todo el país de lunes a viernes, en horario de 9:00 a 14:00 horas. Esta última modalidad se utilizará también para todos aquellos accionistas que no hubieran solicitado expresamente alguna modalid ad de pago, y para todos aquellos cuyas cuentas bancarias hayan sido objetadas en un proceso de verificación. En aquellos casos en que los cheques o vales vista hayan sido devueltos por el correo a DCV Registros S.A., ellos permanecerán bajo su custodia hasta que sean retirados o solicitados por los accionistas.

Diario y Fecha de Publicación: La publicación del aviso de este dividendo, se efectuará en el diario El Mercurio de Santiago, el día 14 de abril de 2008.

Tipo de Entidad: Sociedad Anónima Abierta

NOTA: A contar del 27 de diciembre de 2007, se pagó a los señores accionistas el Dividendo Provisorio N°76, de $0,53119 por acción, con cargo al ejercicio 2007. Dicho Dividendo Provisorio corresponde a un 9,43% de la utilidad líquida al 31.12.2007.

Declaración: "La información contenida en este formulario es la expresión fiel de la verdad, por lo que asumo la responsabilidad legal correspondiente".

FIRMA DEL REPRESENTANTE LEGAL : ___________________________________________.

NOMBRE DEL REPRESENTANTE LEGAL : IGNACIO ANTOÑANZAS ALVEAR

SUPERINTENDENCIA DE
VALORES Y SEGUROS
CHILE

USO INTERNO: OF. DE PARTES S.V.S.

FORMULARIO N°1
REPARTO DE DIVIDENDOS

0.01 Información original : SI	0.02 Fecha envio : 01 / 04 / 08 (DD MM AA)

1. IDENTIFICACION DE LA SOCIEDAD Y DEL MOVIMIENTO

Fecha de Envio
1.01 R.U.T.	: 94.271.000-3 .	1.02 Form. original : 01 / 04 / 08 (DD MM AA)

1.03 Nombre de la Sociedad	ENERSIS S.A.
1.04 N° Registro de Valores	0175.	1.05 Serie afecta : UNICA
1.06 Código Bolsa	ENERSIS .	1.07 Individualización del movimiento : 77 A .

2. ACUERDO Y MONTO DEL DIVIDENDO

2.01 Fecha de acuerdo : 01 / 04 / 08 (DD MM AA)
2.02 Toma de Acuerdo: 1 . (1:Junta General Ordinaria de Accionistas / 2:Junta extraordinaria de accionistas / 3:Sesión de Directorio)
2.03 Monto del dividendo: 56.237.847.400	2.04 Tipo de moneda : $ -- .

3. ACCIONES Y ACCIONISTAS CON DERECHO

3.01 Número de acciones : 32.651.166.465	3.02 Fecha limite : 24 / 04 / 08 (DD MM AA)

4. CARACTER DEL DIVIDENDO

4.01 Tipo de dividendo	: 3 (1:Provisorio / 2:Definitivo mínimo obligatorio / 3 Definitivo adicional o eventual)
4.02 Cierre del Ejercicio	: 31 / 12 / 07 (DD MM AA)
4.03 Forma de pago	: 1 . (1:En dinero / 2:Optativo en dinero o acciones de la propia emisión / 3:Optativo en dinero o acciones de otras sociedades / 4:Otra modalidad)

5. PAGO DEL DIVIDENDO EN DINERO (sea en dinero u optativo en dinero o acciones)

5.01 Pago en dinero : 1,72238 /acc.	5.02 Tipo de moneda : $ --
5.03 Fecha de pago : 30 / 04 / 08 (DD MM AA)

6. REPARTO DEL DIVIDENDO OPTATIVO EN ACCIONES

6.01 Fecha de inicio : / / (DD MM AA)
6.02 Fecha término opción : / / (DD MM AA)
6.03 Fecha entrega títulos : / / (DD MM AA)
6.04 Serie a optar : ___________ (sólo si la opción es sobre acciones de la propia emisión)
6.05 Accs. post. movimiento: ___________ (sólo si la opción es sobre acciones de la propia emisión)
6.06 R.U.T. soc. emisora : ___________ (sólo si la opción es sobre acciones de las cuales la sociedad es titular)
6.07 Código bolsa : ___________.
6.08 Factor acciones : ___________ acciones a recibir por una acción c/derecho
6.09 Precio de la acción : ___________ /acc.	6.10 Tipo de moneda : $ .

7. OBSERVACIONES

Efectos Tributarios: El Crédito Tributario que pudiera tener este dividendo será comunicado oportunamente a los accionistas

Imputación Dividendo: Este dividendo se cargará contra las utilidades del ejercicio 2007 y corresponde al 30,57% de la utilidad líquida del ejercicio terminado al 31 de diciembre de 2007.

Horario, Lugar y Forma de Pago: A los accionistas que han conferido la autorización correspondiente, el dividendo les será depositado en la cuenta corriente o de ahorro bancaria del titular de las acciones. A los accionistas que hayan solicitado que se les envíe el dividendo por correo, éste les será despachado por cheque nominativo o vale vista por correo certificado al domicilio del accionista que figure en el Registro de Accionistas. Los accionistas que retiran su cheque o vale vista en forma directa, deberán hacerlo en días hábiles bancarios a contar de 23 de mayo de 2007, en cualquiera de las sucursales del Banco de Crédito e Inversiones, BCI, a lo largo de todo el país de lunes a viernes, en horario de 9:00 a 14:00 horas. Esta última modalidad se utilizará también para todos aquellos accionistas que no hubieran solicitado expresamente alguna modalidad de pago, y para todos aquellos cuyas cuentas bancarias hayan sido objetadas en un proceso de verificación. En aquellos casos en que los cheques o vales vista hayan sido devueltos por el correo a DCV Registros S.A., ellos permanecerán bajo su custodia hasta que sean retirados o solicitados por los accionistas.

Diario y Fecha de Publicación: La publicación del aviso de este dividendo, se efectuará en el diario El Mercurio de Santiago, el día 14 de abril de 2008.

Tipo de Entidad: Sociedad Anónima Abierta

NOTA: A contar del 27 de diciembre de 2007, se pagó a los señores accionistas el Dividendo Provisorio N°76, de $0,53119 por acción, con cargo al ejercicio 2007. Dicho Dividendo Provisorio corresponde a un 9,43% de la utilidad líquida al 31.12.2007.

Declaración: "La información contenida en este formulario es la expresión fiel de la verdad, por lo que asumo la responsabilidad legal correspondiente".

FIRMA DEL REPRESENTANTE LEGAL :                                                                                                    .

NOMBRE DEL REPRESENTANTE LEGAL : IGNACIO ANTOÑANZAS ALVEAR

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas
--------------------------------------------------

Title: Chief Executive Officer

Date: April 01, 2008